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                                                                       Exhibit 5

                                 [LOGO OF ICP]


W. Michael Clevy
President
Chief Executive Officer

Dear Shareholder:

  On behalf of the Board of Directors of International Comfort Products Corporation (the "Company"), I am pleased to inform you that the Company entered into a Pre-Acquisition Agreement dated as of June 23, 1999 (the "Agreement"), with United Technologies Corporation ("Parent") and Titan Acquisitions, Ltd. (the "Purchaser"), a wholly-owned subsidiary of Parent, pursuant to which the Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the Company's outstanding ordinary shares (the "Shares") at U.S.$11.75 per Share in cash (the "Offer Price"). Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Agreement, the Purchaser will use its reasonable best efforts to consummate a second step transaction at the Offer Price (through a share consolidation, compulsory acquisition, amalgamation or other appropriate transaction) in order to acquire the remaining Shares that are not tendered pursuant to the Offer. As discussed in the enclosed materials, certain holders of Shares, representing approximately 36.9% of the Shares, have entered into agreements to tender their Shares in the Offer.

  The Board of Directors of the Company, by a unanimous vote of all directors present, has determined that the Agreement and the transactions contemplated thereby, including the Offer, upon the terms and subject to the conditions set forth in the Agreement are fair to, and in the best interests of, the Company and stockholders and has approved the Offer and the Agreement and recommends that the stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

  In arriving at its decision, the Board of Directors gave careful consideration to a number of factors described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which is being filed today with the United States Securities and Exchange Commission. The Board has received a written opinion dated June 23, 1999 of Credit Suisse First Boston, the Company's financial advisor, to the effect that, as of such date and based upon and subject to the matters stated in such opinion, the U.S.$11.75 per Share cash consideration to be received in the Offer by the holders of Shares was fair, from a financial point of view, to such holders. The Schedule 14D-9, together with a Directors' Circular, which was prepared pursuant to Canadian law and contains similar information to that contained in the Schedule 14D-9, is being sent to the Company's shareholders. Each of the Schedule 14D-9 and Directors' Circular describes the Board's decision and contains other important information relating to that decision. We urge you to read one carefully.

  Also accompanying this letter is the Purchaser's Offer to Purchase and Circular, dated June 30, 1999, together with related materials including a letter of transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. I urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

  I personally, along with the entire Board of Directors, management and employees of the Company, thank you for the support you have given the Company.


                                              Very truly yours,

                                              /s/ W. Michael Clevy

                                              W. Michael Clevy
                                              President and Chief Executive
                                              Officer